Exhibit 1

INCREDIMAIL ANNOUNCES SALE OF $5 MILLION OF
AUCTION RATE SECURITIES AT PAR VALUE

Tel-Aviv, Israel – October 23, 2008 – IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), an Internet company, announced today that it has sold $5.0 million of Auction Rate Securities (ARS) to Credit Suisse, which sold the securities to IncrediMail in July of 2007. IncrediMail will receive $5.0 million, (100% of par value) for the securities.

In the fourth quarter of 2007, as a result of the well-publicized illiquidity in the ARS market, IncrediMail was required to take a $4.9 million non-cash impairment charge. The repurchase of the ARS by Credit Suisse will result in a one-time gain, net of legal costs, totaling $4.8 million, or approximately $0.50 per share, which will be included in the Company’s results for the fourth quarter of 2008.

Commenting on the transaction, Yacov Kaufman, Chief Financial Officer of IncrediMail, stated, “The return of this investment enhances IncrediMail’s already strong balance sheet. The funds provide us with solid support during these turbulent times and will allow us to continue confidently in advancing our business model and the repurchase of shares under the previously authorized buy-back.”

As of June 30, 2008, before receiving these proceeds, IncrediMail reported cash, cash equivalents and marketable securities of $23.4 million, or $2.44 per share.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL) is an internet company that designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include Magentic, a wallpaper and screensaver software for presenting digital personal photos, and HiYo, a graphic add-on to instant messaging software.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
President
Jeff@IncrediMail.ihostexchange.net

David Burke / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1258 / 212-896-1236
dburke@kcsa.com / mcsaby@kcsa.com